

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2019

Eric Ek
Principal Financial Officer
Editas Medicine, Inc.
11 Hurley Street
Cambridge, Massachusetts

      Re: **Editas Medicine, Inc.**
              Form 10-Q Filed for the Period Ended March 31, 2019
              Exhibit No. 10.1
              Filed May 8, 2019
              File No. 001-37687

Dear Mr. Ek

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance